UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 30, 2025, the Company wholly owned subsidiary, RCSR Pte. Ltd. (“RCSR”), has entered into a Notes Subscription and Debenture Agreement (the “Agreement”) with Singapore Electric Vehicles Pte Ltd (“SEV”). Pursuant to this Agreement, RCSR will subscribe for secured convertible notes issued by SEV with a principal amount of US$6.2 million (the “Notes”). The Notes have a tenor of twelve months and carry an interest rate of 8% per annum, payable semi-annually. The Notes are secured by a fixed charge over SEV’s assets. RCSR has the option to convert the outstanding notes into SEV equity at maturity. If RCSR chooses not to convert, SEV is obligated to repay the principal amount in full together with accrued interest.

A press release dated October 30, 2025 announcing the corporate updates included as Exhibit 99.1 of this Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: October 30, 2025	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer